SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

     NETC4: R$ 0.99/share (Bovespa) NETC: US$ 4.52/ADR (1ADR=10 shares) - Nasdaq)
XNET: EUR$ 3.71/10 shares (Latibex) Total Shares: 3,857,326,801
Market Value: R$ 3,818.8 million
Closing Price: 11/08/05

3rd Quarter 2005 Financial Results

São Paulo, November 9, 2005 – Net Serviços de Comunicação S.A. (Nasdaq: NETC; Bovespa: NETC4 and NETC3; and Latibex: XNET), the largest Pay TV multi service operator in Latin America and an important provider of bidirectional broadband Internet access (Vírtua) announces its third quarter 2005 financial results (3Q05).

The following financial and operating information, except where otherwise stated, are presented in U.S. GAAP on a consolidated basis. The Company highlights that EBITDA (Earnings before interest, taxes, depreciation and amortization) does not represent an accounting number neither cash flow for the analyzed periods. Therefore it should not be considered an alternative measure for net income/(loss), as an operating performance index or an alternative for the cash flow as a source of liquidity. In addition, EBITDA’s definition may not be compared as the EBITDA definition for other companies.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	3Q05	3Q04	Var.(%)	9M05	9M04	Var.(%)
(US$ million)			3Q05x3Q04			9M05x9M04

Net Revenue	175.1	119.9	46.1%	468.3	342.3	36.8%
EBITDA	45.3	31.6	43.4%	136.2	91.9	48.2%
EBITDA margin	25.8%	26.3%	-	29.1%	26.9%	-
EBIT	28.7	18.9	51.9%	89.6	50.4	78.0%
Net Income / (Loss)	27.4	(7.2)	-	58.6	(46.9)	-
Net Debt	204.2	238.5	(14,4%)	-	-	-
Net Debt / EBITDA (last 12 months)	1.19	1.95	-	-	-	-

Operating Highlights

Pay TV subscriber base (thousand)
- Connected Subscribers	1,498.1	1,395.2	7.4%	-	-	-
Churn Rate – last 12 months	12.9%	13.9%	-	-	-	-
Broadband subscriber base (thousand)
- Connected Subscribers	302.0	156.9	92.5%	-	-	-
Churn Rate – last 12 months	13.7%	12.3%	-	-	-	-
Revenue generating units (thousand)	1,800.1	1,552.1	16.0%	-	-	-
Revenue generating units per subscriber	1.20	1.11	-	-	-	-
Client ARPU (US$/subscriber) (a)	48.38	34.59	39.9%	46.26	33.50	38.1%
Number of employees	3,814	3,121	22.2%	-	-	-

(a) Monthly Pay TV and Broadband gross revenue (excluding sign-in and hook-up revenues) per average connected subscriber in the period.

• Net Revenue1 totaled US$ 175.1 million in 3Q05, a 46.1% growth in comparison to US$ 119.9 million recorded in 3Q04. It shows that the operating results improvement, reflected by the subscriber base growth, has been implemented without losing the focus on profitability. The Real appreciation in the period also contributed to this performance.

• Consolidated EBITDA2 ended the quarter at US$ 45.3 million, a 43.4% increase in comparison to US$ 31.6 million in 3Q04. EBITDA margin recorded a slight drop from 26.3% to 25.8% , but still within a level that can sustain more aggressive sales, which can generate faster growth than what the Company has showed during the last quarters.

• The company’s Net Debt ended the quarter at US$ 204.2 million, a 14.4% drop in comparison to the net debt recorded by the end of 3Q04. The net debt to last 12 months EBITDA ratio was 1.19x.

________________________________________

1 BR GAAP: Net Revenue totaled R$ 410.0 million, 15.4% higher than the R$ 363.1 million recorded in 3Q04
2 BR GAAP: Consolidated EBITDA totaled R$ 107.1 million, 12.6% above the R$ 95.2 million in 3Q04.

IR Contacts:	Marcio Minoru Miyakava	Sandro Miceli Pina
	(5511) 2111-2811	(5511) 2111-2721
	minoru@netservicos.com.br	sandro.pina@netservicos.com.br

• Client ARPU, which is the sum of pay TV and broadband revenues divided by the number of connected subscribers, was US$ 48.38, up by 39.9% the US$ 34.59 in 3Q04. The increase in aggregated ARPU is a result of: i) higher penetration of broadband subscribers in the pay TV base and ii) pay TV monthly fee readjustments.

• The Company recorded Net income3 of US$ 27.4 million in 3Q05, versus a net loss of US$ 7.2 million in 3Q04. The net income in the quarter is mainly due to the prepayment of the Company’s restructured debt, as it had been accounted in accordance with SFAS 15. Accordingly, the Company recognized the gains from the restructuring in the amount of US$ 23.6 million.

OPERATING PERFORMANCE PAY TV

• The Company launched in October 2005, a new institutional campaign for the brand’s repositioning, with the slogan “O Mundo é dos NETs” (The World belongs to the NETs). The communication strategy is to strengthen along with clients and the market the NET brand and all its products, such as pay TV and broadband.

• 3Q05 gross sales totaled 120.7 thousand sales, a 42.5% increase in comparison to the 84.7 thousands sales recorded in 3Q04. This better performance is a result of a new strategic positioning, aiming at capturing new growth opportunities in the pay TV market focusing in accelerating organic growth. Besides the new sales channels, in condominium for example, the Company started some promotions to attract new clients to its base. These promotions leveraged on reducing subscribers’ sign-on costs.

• Churn rate for the last 12 months was 12.9%, an improvement in comparison to the 13.9% recorded in 3Q04. This churn rate drop shows the Company’s effort to improve service quality, as well as clients’ satisfaction level. The main disconnection reason continues to be subscriber relocation to other cities or areas not covered by our cable network, which dropped from 25.4% to 24.5% in 3Q05. Financial reasons dropped from 9% to 8% this quarter.

• Connected subscribers base ended the quarter with 1,498.1 thousands subscribers, a 7.4% growth in comparison to the 1,395.2 thousands subscribers recorded in 3Q04. Connected subscriber base mix in the quarter recorded a drop from Top packages subscribers (Advanced, Premium and Digital) in comparison to the same period of the previous year, going from 47.6% to 42.7. On the other hand, Master connected subscriber base grew from 29.4% to 31.9% . This movement in our subscriber base mix meets the Company’s growth strategy, and is mainly due to the organic growth coming from intermediary income level class.

• Taking into consideration that the Company should continue to present organic growth for the intermediary packages, it is worth mentioning that this change in the product mix would affect only

________________________________________

3 BR GAAP: Net Loss of R$ 20.6 million in 3Q05 in comparison to Net Income of R$ 1.2 million recorded in 3Q04.

ARPU, as packages margins are equivalent. Therefore, the Company has been accomplishing for cross-sell and up-sell sales activities for its current subscribers, as to continue presenting ARPU growth.

• The Customer Relationship Management Area, responsible for subscriber retention and reversion islands, maintained 3Q04 level and managed to revert 76% of the total disconnection requests.

• In Pay-per-view (PPV), the 2005 Brazilian Soccer Championship (“Brasileirão”) full package sales are in 102 thousand sales, in line with 2004 levels.

• The number of employees increased 22.2%, from 3,121 in 3Q04 to 3,814 by the end of this quarter. Following its new strategy to speed up its growth, the Company has been hiring new employees to support this new phase of higher sales, focusing on sales and installation departments.

BROADBAND

• Vírtua continues to present a significant sales growth quarter over quarter. This is a result of the Company’s strategy to enhance broadband subscribers base in all 12 cities where the product is commercialized. Gross sales in the quarter totaled 77.3 thousand subscriptions, corresponding to an 87.6% increase in comparison to 3Q04.

• Among Vírtua’s sales campaigns during 3Q05, we can highlight the promotion that granted to new subscribers a discount up to 50% in monthly fee, for all speeds, until December 2005. Even with this promotion, the payback period continues attractive to the Company and at the same time enables a more accelerated growth in the quarter.

• Broadband churn rate in the last 12 months presented a slight increase, from 12.3% in 3Q04 to 13.7% this quarter. From total disconnection, the main reason continues to be subscriber relocation to other cities or areas without bidirectional access, which dropped from 37% to 30% in 3Q05.

• With the continued growth in sales level, and the sustainability of the churn rate below the industry’s level, broadband connected subscribers base recorded a 92.5% increase in comparison to the 156.9 thousand subscribers presented in 3Q04, ending the quarter with 302.0 thousand connected subscribers.

REVENUE GENERATING UNITS

• Within the new strategy to strengthen combined product sales, the Company is reporting also its connected subscriber base as a Revenue Generating Unit (“RGU”). RGU is the sum of all subscribers from the different services offered by the Company, currently represented by pay TV and broadband services.

• Total RGUs reached 1,800.1 thousands in the quarter, a 16.0% increase versus 1,552.1 thousands in 3Q04, mainly due to broadband subscriber base growth. The URG ratio per subscriber grew from 1.11 to 1.20 in the same period, showing that the Company is managing to implement its strategy to accomplish additional product sales to its current subscribers.

CALL CENTER

• Net’s call center, aiming at strengthening customer service excellence, changed in 3Q05 its goals from 80% of calls answered in 20 seconds to 90% of calls answered in 10 seconds. Even with a more aggressive goal, the Company reached a level of 94% of the calls answered in 10 seconds, this quarter, versus 74% in the same quarter of the previous year.

• The volume of calls received by our Call Center in 3Q05 is in line with the same period of 2004, but the answering ratio has improved, and went from 91% in 3Q04 to 99% this quarter.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	3Q05	3Q04

Gross Revenues	100%	100%
Subscription	81.8%	82.5%
Hook-up	1.3%	1.5%
Pay Per View	3.8%	3.8%
Vírtua	10.9%	6.3%
Others*	2.2%	5.9%

*Includes, among others, revenues from Programming Guide and Technical Assistance

• Gross Revenue4 in 3Q05 totaled US$ 217.3 million, a 45.1% increase in comparison to US$ 149.8 million recorded in the same period of the previous year. This increase is mainly due to higher monthly fee for pay TV, PPV and broadband, and to the Real appreciation in the period. This result was due to:

1. Pay TV subscription Revenue increased by 43.8% in comparison to US$ 123.6 million in 3Q04, reaching US$ 177.7 million this quarter. Subscriber base growth and monthly fee readjustments, which reached a large part of the cities in the Southern region, were the main reasons for this increase.

2. Average Hook-up Revenue (per new subscriber) reached US$ 23.16 versus US$ 26.31, representing a 12.0% decrease. Such result is mainly due to the continued loyalty package sales growth, as it exempts subscriber from the hook-up fee in exchange for the commitment of remaining in the subscriber base for at least 12 months.

3. PPV Revenue totaled US$ 8.3 million, a 45.6% jump over US$ 5.7 million in 3Q04, mainly due to the increase in the Brasileirão packages price.

4. Broadband Revenue reached US$ 23.7 million, a 164.1% growth over the US$ 8.9 million recorded in the same quarter of the previous year, as a result of the subscriber base growth.

5. Other Revenues amounted to US$ 4.8 million, 47.6% lower than the US$ 9.3 million in 3Q04. The drop can be explained by the inventory sale of one of our subsidiaries, which positively impacted this line in 3Q04.

• Services and other taxes, that include taxes and cancellations, went up by 41.2% from US$ 29.9 million in 3Q04 to US$ 42.2 million. However as a percentage of gross revenue, services and other taxes remained stable at 19%, as this increase is a result of higher revenues, which are the base for tax calculations. This increase is also a result of the Real appreciation in the period.

• Net Revenue ended the quarter at US$ 175.1 million, a 46.1% growth in comparison to US$ 119.9 million recorded in 3Q04. This growth is a result of consistent operating results, reflecting subscriber base growth without losing the focus on profitability. The Real appreciation in the period also contributed to this performance.

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4 BR GAAP: Gross Revenues totaled R$ 509.3 million in 3Q05, 12.3% higher than the R$ 453.4 million recorded in 3Q04.

	3Q05	3Q04

Net Revenues	100%	100%

Direct Operating Expenses	50.3%	55.7%
Programming and Royalties	30.7%	33.5%
Network Expenses	7.3%	6.4%
Customers Relations	1.2%	1.3%
Payroll and Benefits	4.9%	4.7%
Other costs	6.2%	9.8%
Selling, General and Admin.	23.9%	18.1%
Selling	6.9%	5.9%
General & Administrative	15.3%	14.6%
Bad debt expense	1.3%	2.2%
Other	0.3%	-4.6%
EBITDA	25.8%	26.3%

• Direct Operating Expenses5 totaled US$ 88.2 million a 32.5% growth in comparison to US$ 66.6 million recorded in 3Q04. The breakdown of these expenses is detailed below:

1. Programming and Royalties recorded a 34.0% increase, reaching US$ 53.8 million, versus US$ 40.1 million in 3Q04. This increase is mainly due to, contractual readjustments, in line with the Brazilian inflation rate, for some channels occurred in the quarter, and to subscriber base growth.

2. Network expenses totaled US$ 12.8 million in the quarter, 67.4% higher than the US$ 7.7 million recorded in 3Q04, mainly due to higher expenses related to material, technical services and pay TV analog boxes repair and recovery.

3. Customer Relations expenses reached US$ 2.1 million, a 43.2% growth in comparison to US$ 1.5 million in 3Q04. This increase is due to higher expenses with the market research started in 2Q05, aiming at improving the Company’s relationship with its subscribers.

4. Payroll and Benefits6 increased from US$ 5.6 million in 3Q04 to US$ 8.6 million in 3Q05, corresponding to a 53.5% jump. This increase is mainly due to the Real appreciation, higher number of employees and to the collective labor agreement that readjusted wages by 7% in July.

5. Other operating expenses, including third-party services and Virtua links, totaled US$ 10.9 million this quarter, corresponding to a 6.9% drop in comparison to US$ 11.7 million in 3Q04. This decrease was due to higher costs related to inventory sales of one of our subsidiaries in 3Q04. Disregarding this effect, this expense line would have recorded a 53.5% increase, as a consequence of higher call center’s costs due to the base increase and subscribers retention activities.

• Selling, General and Administrative expenses7 (SG&A) reached US$ 41.7 million, a 91.7% increase in comparison to US$ 21.7 million in 3Q04, mainly due to the Real appreciation in the period. The breakdown for these expenses is detailed below:

1. Selling expenses8 amounted to US$ 12.1 million in the quarter, a 71.9% increase in comparison to US$ 7.1 million in 3Q04. Following its strategy to search for new opportunities in both markets, the Company had intensified its marketing campaigns generating higher marketing and advertising costs.

2. General and administrative expenses9 totaled US$ 26.7 million in the quarter, a 52.3% hike in comparison to US$ 17.5 million recorded in the same quarter of the previous year. This increase is mainly due to the Real appreciation, the 7% readjustment in wages in July due to the collective labor agreement, the increase in the number of employees to support growth and to higher expenses regarding the implementation of a new system that will help the Company with its new controlling measures and will support it to comply with the Sarbanes-Oxley law.

3. Bad Debt Expenses dropped 13.0% in comparison to US$ 2.6 million in 3Q04, reaching US$ 2.3 million. This drop is due to the improvement in the Company’s receivables portfolio.

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5 BR GAAP: Direct Operating Expenses totaled R$ 205.8 million, 2.9% higher than the R$ 200.0 million recorded in 3Q04.
6 BR GAAP: Payroll and benefits totaled R$ 20.3 million, 7.3% higher than the R$ 19.0 million recorded in 3Q04.
7 BR GAAP: SG&A totaled R$ 97.0 million, 42.8% above the R$ 67.9 million recorded in 3Q04
8 BR GAAP: Selling expenses totaled R$ 28.5 million, 30.1% above the R$ 21.9 million recorded in 3Q04
9 BR GAAP: General and administrative expenses totaled R$ 63.3 million, 17.2% above the R$ 54.3 million recorded in 3Q04

• Other G&A expenses were negative US$ 0.6 million versus a positive US$ 5.5 million in the same period of the previous year. In comparison to 3Q04, the result was due to the reversions of provisions for contingencies carried out in that quarter. The main reversion is related to the ICMS in the Rio de Janeiro operation, in the amount of US$ 2.8 million, as the Company decided by proceeding with the tax payment at the rate charged in that State.

• Consolidated EBITDA ended the quarter at US$ 45.3 million, a 43.4% increase in comparison to US$ 31.6 million in 3Q04. This result shows that the Company’s subscriber base growth, in both pay TV and broadband is directed to profitability. EBITDA margin recorded a slight drop from 26.3% to 25.8% , but still within a level that can sustain more aggressive sales activity, which can generate faster growth than what the Company has showed during the last quarters.

• Depreciation and Amortization10 reached US$ 17.1 million, a 35.9% increase in comparison to US$ 12.6 million recorded in 3Q04, mostly due to the Real appreciation.

• Operating Income (EBIT) totaled US$ 28.7 million in the quarter, corresponding to a 51.9% increase when compared to US$ 18.9 million recorded in 3Q04, in line with the Consolidated EBITDA trend.

NET FINANCIAL RESULT

US$ Thousand	3Q05	3Q04

Net Financial Result	2,440	(17,523)

Monetary indexation, net	377	(1,684)
Loss on exchange rate, net	1,936	26,866
Financial expenses	(9,637)	(23,170)
interest and charges debt	(7,788)	(13,186)
arrears and fine interests	(22)	(7,137)
interest financial expenses others	(1,827)	(2,847)
Other Financial expenses	(19,765)	(21,484)
Financial income	29,529	1,950

Other (non operating)	473	390

• Net Financial Results11 were positive US$ 2.4 million, an improvement in relation to the negative US$ 17.5 million in 3Q04, mostly due to the Real appreciation in the period. This result was a product of:

1. Monetary indexation, net in the quarter was positive US$ 0.4 million, an improvement if compared to the negative US$ 1.7 million recorded in 3Q04. This improvement is due to the settlement of the IGP-M linked debenture after the conclusion of the capital restructuring process in 1Q05, offset by the Real appreciation in the period.

2. Gain/Loss on exchange rate, net was positive US$ 1.9 million, as a consequence of the 5.5% Real appreciation versus the US dollar. In the 3Q04, the Company recorded a positive US$ 26.8 million, as, in addition to a higher Real appreciation in that period, the Company had a larger US dollar denominated debt.

3. Financial Expenses12 were US$ 9.6 million, a better result in comparison to US$ 23.2 million in 3Q04. The main reason for this drop is the prepayment of the Company’s restructured debt, as it had been accounted in accordance with SFAS 15. Accordingly, the Company recognized the gains from the restructuring on a pro-rata basis based on its new maturity. Those gains partially offset interest expenses, decreasing financial expenses.

4. Other Financial Expenses totaled US$ 19.7 million, a better result in comparison to US$ 21.5 million recorded in 3Q04. This decrease is due to losses in hedge operations and, to higher banking expenses and expenses regarding Provisory Contribution on Financial Transactions (CPMF). A larger share of the hedge operation is linked to the debenture issuance, as once established the total issuance amount, the Company had to accomplish a hedge operation in the amount equivalent to 100%

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10 BR GAAP: Depreciation and Amortization reached R$ 51.6 million, corresponding to a 13.2% drop versus R$ 59.5 million in 3Q04.
11 BR GAAP: Net Financial Results were negative R$ 53.3 million.
12 Financial expenses include interest over debt, charges and arrears over debt, interest on payable to suppliers and tax contingencies.

of Net Serviços Notes and Net Sul Notes debts, as to eliminate mismatching maturities risks between the issuance operation period and full payment.

5. Financial Income was positive US$ 29.5 million, versus US$ 1.9 million recorded in 3Q04. This jump was mainly due to a gain recorded on debt restructuring as the debt refinancing extinguished part of the restructured debt liability.

6. Other non-operating expenses amounted to US$ 0.5 million, a drop in comparison to US$ 0.4 million recorded in 3Q04.

• Income Tax and Social Contribution expenses totaled US$ 4.4 million in 3Q05, against a US$ 2.8 million recorded in 3Q04. This result is mainly due to cash expense of US$ 3.4 million and to the recognition of deferred13 income tax and social contribution assets of US$ 1.0 million.

• The Company recorded a US$ 27.4 million Net Income in 3Q05, versus a US$ 7.2 million net loss in 3Q04. The net income in the quarter is mainly due to the prepayment of the Company’s restructured debt, as it had been accounted in accordance with SFAS 15. Accordingly, the Company recognized the gains from the restructuring in the amount of US$ 23.6 million. Year-to-date September; the Company presented Net Income of US$ 58.6 million, a better result when compared to Net Loss of US$ 46.9 million.

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13 The deferred asset contribution was recognized over temporary differences related to income tax losses from subsidiaries that became profitable and the recognition is regarding to the compensated amount when calculating the income tax and social contribution tin the period.

DEBT, CAPITALIZATION AND LIQUIDITY

	3Q05	3Q04

Short Term Debt	131,682	340,249

Multicanal Notes	-	97,692
Convertible Debentures 1999 (R$-denom.)	-	16,745
Debentures 2001 (R$-denom.)	-	68,264
Bilateral Agreements	-	157,548
Derivative contracts	13,853	-

Current portion of long-term debt	117,829	-
Debentures 5th issue SFAS15- (R$-denom.)	2,090	-
Restructured Senior Facilities SFAS15	6,980	-
Net Serviços Notes	70,349	-
Syndicate - Net Sul Notes	38,410	-

Long Term Debt	327,135	-

Debentures 5th issue - (R$-denom.)	209,895	-
Debentures 5th issue SFAS15- (R$-denom.)	43,176	-
Restructured Senior Facilities SFAS15	83,430	-
Net Serviços Notes	70,154	-
Syndicate - Net Sul Notes	38,309	-

Current portion of long-term debt	(117,829)	-

Total Debt	458,817	340,249

Cash and Cash Equivalents	20,737	101,782
Short Term Investments	119,269	-
Restricted Cash	114,565	-

Net Debt	204,247	238,468

US dollar-denominated debt	191,893	193,811
	41.8%	57.0%
Brazilian real-denominated debt	266,924	146,438
	58.2%	43.0%

• On September 14, 2005 the Company issued new debt comprised of non-convertible public debentures (“the 5th public debentures issuance”). Proceeds amounted to R$ 650 million at CDI+1.5% p.a.

• The proceeds coming from this issuance have been used to prepay the senior secured debt issued in March, within the capital restructuring scope. Such prepayment has been accomplished within a schedule designed by the Company, respecting the characteristics of each debt, and should be concluded in April 2006, when the Net Sul Senior Secured and the Floating Rate Notes will be liquidated.

• In this process the Company eliminated the existing investment limitation which was part of the restructured debt instrument, reduced debt cost in local currency, expanded average debt maturities from 2.8 years to 4.5 years; after the payment of notes issued abroad discussed above indebtedness will be totally denominated in local currency.

• The prepayment to holders of the real senior secured debt who did not, directly or indirectly, participated in the issuance of the 5th public debentures issuance were accounted according to FAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. In connection therewith, the Company considered such prepayment an extinguishment of a liability and recorded a gain on restructuring in the amount of US$ 23.6 million.

• Additionally, on October 17, 2005 the Company fully prepaid the Net Serviços senior secured notes. Therefore, it was able to recognize a gain on debt extinguishment in the amount of US$ 3.2 million, as the future cash payments were lower than the carrying amount of such notes as of September 30, 2005.

• The prepayment to holders of the real senior secured debt who directly or indirectly participated in the issuance of the 5th public debentures issuance were accounted according to EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. For these holders, the Company determined that the instruments are not substantially different. Accordingly such portion of debt will continue to be accounted according to SFAS 15, using revised estimates of future cash flows.

• Thus, the Company’s Total Indebtedness by the end of 3Q05 totaled US$ 458.8 million.

• Cash, cash equivalents, short-term investments and restricted cash at the end of this quarter was US$ 254.6 million, a 150.3% increase in comparison to the 3Q04 balance. The Company’s Net Debt ended the quarter at US$ 204.2 million, a 14.4% drop in comparison to the net debt recorded at the end of 3Q04. The net debt/EBITDA ratio accumulated in the last 12 months was 1.2x.

• The Company holds Restricted Cash in amount of US$ 114.6 million related to a mandatory pledge from Net Serviços Senior Secured Notes of US$ 70.3 million and US$ 44.2 million related to a collateral deposit for the payment of Net Sul Senior Secured and Floating Rate Notes.

• Capex totaled US$ 20.1 million in 3Q05, out of which 58% corresponded to subscriber sign-on, 3% were invested in the Vírtua central, 16% invested in internal network for buildings, 7% in I.T. and 16% as general investment. Year-to- date September; Capex totaled US$ 49.0 million.

Financial ratios	3Q05	3Q04

EBITDA (LTM) / Interest Expenses (*4)	4.46	1.32
Current Ratio	1.26	0.25
Net Debt / EBITDA (LTM)	1.19	1.95
Debt / (EBITDA + Financial Income) (LTM)	2.22	2.49

EBITDA (LTM) / Active Subscribers	US$ 115	US$ 88
EBITDA (LTM) / Number of Employees (000)	US$ 45	US$ 39
Net Revenues (LTM) / Active Subscribers	US$ 396	US$ 331
Net Revenues (LTM) / Number of Employees (000)	US$ 156	US$ 148

• The sum of the cash position, accounts receivable and inventories surpassed the total current liability in US$ 83.7 million, showing that the Company has a sound liquidity situation.

CAPITAL MARKETS

• The traded volume for the Company’s shares (NETC4) at Bovespa totaled 2.3 billion in 3Q05, 155% above the 900 million traded in 3Q04. The financial volume has also increased from R$ 560 million in 3Q04 to R$ 1.8 billion this quarter, corresponding to an average trade of R$ 26.9 million of daily volume. This volume places the Company as one of the most traded companies at Bovespa, and also reflected in the Company’s ADR´s (NETC) trade volume at Nasdaq, which improved from US$ 25 thousands to US$ 247 thousands in the 3Q05.

• As to accomplish Corporate Governance best practices, the Company maintains a 15 days quiet period before the results are disclosed, aiming at guaranteeing transparency and equality of the information disclosed.

SUBSEQUENT EVENTS

• In the meeting held on November 8, 2005, the Board of Directors approved the Company’s capital increase amounting to R$ 85.7 million. The capital increase will occur upon the capitalization of the tax incentives resulting from the amortization of the incorporated premium, in view of the merger of Globotel Participações S.A. (“Globotel”), pursuant to clause 8 of Globotel Merger Filing. The subsidiaries Net Belo Horizonte Ltda., Net Rio S.A., Net Brasília Ltda. and Net São Paulo Ltda. received this benefit during the fiscal years ended December 31, 2003 and December 31, 2004.

• The capital increase maintains the same proportion of the number of shares of all existing classes. The issuance and subscription prices will be R$0.88 per each voting share and per each non-voting share. The share issuance price was determined based on the weighted average of the closing price of non-voting shares, according to quotations registered within the last 30 (thirty) trading sessions at the São Paulo Stock Exchange – BOVESPA, counted retroactively, from September 23, 2005 until November 7, 2005, including a 5% (five percent) discount on this average. The issuance price shall remain fixed during the period intended for the exercise of the preemptive rights.

• Thus, it will be issued a total of 39,706,606 common shares and 57,630,258 preferred shares. • In accordance with the CVM Instruction 319/99 and Article 171 of Law 6.404/76, shares will be issued in contra-entry to the credit capitalization for the benefit of the controlling shareholder Roma Participações Ltda. (“Romapar”). Each shareholder shall exercise the preemptive rights on shares and shall pay the amount due directly to Romapar. Shareholders shall exercise the preemptive right within the maximum period of 30 (thirty) days, as from the date of disclosure of the Notice to Shareholders.

UPCOMING EVENTS

1. Conference Call – 3rd Quarter 2005 Financial Results

Date: November 10, 2005

US GAAP (in English):
11:00 am (Eastern Time)	Phone:	(+1 973) 409-9260
	Replay:	(+1 973) 341-3080
	ID Code:	6620000 or Net Serviços
Live webcast: http://www.ir.netservicos.com.br

Brazilian Corporate Law (in Portuguese):
9:30 am (Eastern Time)	Phone:	(+55 11) 2101-1490
	Replay:	(+55 11) 2101-1490
	ID Code:	Net Serviços
Live webcast: http://www.ir.netservicos.com.br

2. Public Meetings

São Paulo - APIMEC	Rio de Janeiro - APIMEC
Venue: Sede da Apimec	Venue: Guanabara Palace Hotel
Rua São Bento, 545 / 5º andar	Av. Presidente Vargas, 392
Date: November 24, 2005	Date: November 25, 2005
Time: 5:30 pm (Local time)	Time: 8:30 am (Local time)

3. Expected dates for upcoming Financial Results releases

(4Q05)     --> Date: February 15, 2006
(1Q06)     --> Date: May 3, 2006
(2Q06)     --> Date: August 2, 2006

This release contains forward-looking statements relating to the prospectus of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

DEMONSTRAÇÕES FINANCEIRAS

Net Serviços de Comunicação S.A.
Income Statement	3Q05	3Q04	9M05	9M04
US GAAP - (in US$ thousands)

Revenues
Subscriptions	177,670	123,596	477,750	361,807
Sign-on and hookup revenue, net	2,796	2,237	7,797	6,108
Gross sign-on and hookup fee revenue	1,707	1,262	4,574	3,441
Deferred sign-on and hookup fee revenue,net	1,089	975	3,223	2,667
Other services	36,868	23,926	90,063	53,957
PPV	8,332	5,699	20,503	13,935
Vírtua	23,680	8,966	57,493	22,723
Others	4,855	9,261	12,067	17,299
Gross Revenues	217,333	149,759	575,610	421,874
Services and other taxes	(42,198)	(29,884)	(107,340)	(79,576)
Net Revenues	175,135	119,875	468,270	342,296

Direct Operating Expenses	(88,186)	(66,570)	(231,692)	(181,027)
Programming & Royalties	(53,762)	(40,121)	(141,909)	(114,177)
Network Expenses	(12,802)	(7,649)	(32,449)	(22,789)
Customers Relations	(2,151)	(1,502)	(6,107)	(4,491)
Payroll and Benefits	(8,563)	(5,579)	(21,619)	(14,657)
Other Costs	(10,908)	(11,720)	(29,608)	(24,913)

Selling, General and Administrative Expenses	(41,690)	(21,744)	(100,343)	(69,355)
Selling	(12,150)	(7,070)	(27,111)	(17,202)
General & administrative	(26,717)	(17,544)	(67,341)	(50,657)
Bad Debt Expenses	(2,256)	(2,593)	(6,176)	(6,786)
Other income/(expense), net	(568)	5,463	285	5,290

EBITDA	45,257	31,559	136,235	91,914
EBITDA Margin	25.8%	26.3%	29.1%	26.9%

Depreciation and Amortization	(17,120)	(12,601)	(46,729)	(41,796)
Depreciation	(17,028)	(12,464)	(46,442)	(41,341)
Amortization	(92)	(136)	(286)	(454)
Loss on write-down of equipment, net	537	(86)	141	245

Operating Income/(Loss) - EBIT	28,675	18,872	89,648	50,360
EBIT Margin	16.4%	15.7%	19.1%	14.7%

Non-operating Expenses
Monetary indexation, net	377	(1,684)	(482)	(4,685)
Loss on exchange rate, net	1,936	26,866	26,142	3,170
Financial expenses	(29,402)	(44,655)	(81,220)	(96,628)
interest and charges debt	(7,788)	(13,186)	(31,706)	(40,002)
arrears and fine interests	(22)	(7,137)	(8,343)	(19,165)
interest financial expenses others	(1,827)	(2,847)	(8,364)	(7,952)
other financial expenses	(19,765)	(21,484)	(32,807)	(29,509)
Financial income	29,529	1,950	35,400	10,639
Other (non-operating)	473	390	741	385

Income/(loss) bef. tax, investees, min. ints.	31,587	1,740	70,229	(36,752)
Income tax benefit, net	(4,382)	(2,843)	(12,003)	(3,377)

Income/(loss) bef. Investees, min.ints.	27,205	(1,102)	58,227	(40,135)
Cumulative effect of accouting change	-	-	-	-
Equity in earnings	148	528	334	1,444

Net Income (Loss) before discontinued operations	27,353	(575)	58,561	(38,691)
Discontinued operations	-	(6,666)	-	(8,168)
Income (loss) from operations, net of tax	-	(538)	-	(2,040)

Net Income (Loss)	27,357	(7,239)	58,562	(46,859)

Net loss allocable to common stockholders	27,357	(7,239)	58,562	(46,859)
Net Income /(Loss) per share	0.01	(0.00)	0.01	(0.02)
Weighted average number of common shares outstanding	1,573,518,496	828,371,343	1,943,566,507	828,371,343
Weighted average number of preferred shares outstanding	2,278,659,030	1,198,784,187	2,766,105,576	1,198,784,187

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	3Q05%		3Q04%
US GAAP - (in US$ thousands)
Assets
Cash & cash equivalents	20,737	1.6%	85,075	10.2%
Short term investments	119,269	9.1%	16,707	2.0%
Net accounts receivables	196,628	15.1%	47,863	5.7%
Accounts receivable	92,261	7.1%	58,843	7.0%
Advances to suppliers	607	0.0%	924	0.1%
Advances to employees	1,435	0.1%	852	0.1%
Restricted Cash	114,565	8.8%	0	0.0%
Other	1,524	0.1%	3,374	0.4%
Provision for doubful accounts	(13,764)	-1.1%	(16,130)	-1.9%
Income tax recoverable	17,995	1.4%	9,965	1.2%
Deferred income tax	38,093	2.9%	0	0.0%
Prepaid expenses and other current assets	10,982	0.8%	6,039	0.7%
Total current assets	403,704	31.0%	165,649	19.8%
Deferred income tax	78,707	6.0%	10,636	1.3%
Income tax recoverable	8,695	0.7%	6,367.65	0.8%
Due from related companies	-	0.0%	86	0.0%
Investments and advances to investees	2,734	0.2%	2,078	0.2%
Net property and equipment	427,566	32.8%	351,931	42.0%
Cable network	1,108,694	85.0%	802,990	95.9%
Land, buildings, improvem.fix.fit, & instal.	25,478	2.0%	19,540	2.3%
Vehicles	2,419	0.2%	2,100	0.3%
Data processing equip.and others	191,174	14.7%	146,821	17.5%
Cable construction materials	26,604	2.0%	46,419	5.5%
Accumulated depreciation	(926,804)	-71.1%	(665,940)	-79.5%
Goodwill on acquisition of subsidiaries	321,160	24.6%	260,045	31.0%
Other assets	61,529	4.7%	40,948	4.9%
Long-term assets	900,391	69%	672,091	80%
Total assets	1,304,095	100.0%	837,740	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	80,356	6.2%	65,761	7.8%
Income taxes payable	12,029	0.9%	6,147	0.7%
Due to related companies	0	0.0%	13,097	1.6%
Short-term debt	13,853	1.1%	340,249	40.6%
Current portion of long-term debt	117,829	9.0%	0	0.0%
Interest payable and other financial charges	6,942	0.5%	168,452	15.8%
Deferred revenue	47,169	3.6%	25,083	3.0%
Other payables and accruals	43,329	3.3%	44,272	5.3%
Current Liabilities	321,507	24.7%	663,061	79.1%

Long-term debt	327,135	25.1%	0	0.0%
Due to related companies	502	0.0%	1,369	0.2%
Deferred sign-on, hookup fee and programming benefit	24,762	1.9%	29,040	3.5%
Taxes and payables and accruals	1,349	0.1%	21,685	2.6%
Long-term liabilities	353,748	27.1%	52,094	6.2%
Commitments and contigencies	281,936	21.6%	175,010	20.9%

Capital stock - preffered and common shares	2,548,369	195.4%	2,305,017	275.1%
Additional paid-in-capital	136,971	10.5%	15,027	1.8%
Accumulated deficit	(2,129,288)	-163.3%	(2,138,888)	-255.3%
Cumulative translation adjustment	(209,148)	-16.0%	(233,581)	-27.9%
Shareholders' equity	346,904	26.6%	(52,425)	-6.3%
Total Liabilities and Shareholders'Equity	1,304,095	100.0%	837,740	100.0%

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	3Q05	3Q04	9M05	9M04
US GAAP - (in US$ thousands)
Cash and cash equivalents, beginning of the period	49,994	88,633	60,486	48,784

Loss for the period	27,358	(7,239)	58,562	(46,856)

Non-cash items	4,310	19,640	42,622	122,134
Deferred sign-on and hook-up fee revenue	5	28	358	680
Amortization of deferred revenues	(2,867)	(2,165)	(7,924)	(4,711)
Equity in results of investees	(148)	(528)	(334)	(1,444)
Exchange rate, monetary indexation and interest expense, net	(8,571)	16,278	7,619	85,489
Depreciation and amortization	17,120	13,466	46,729	45,287
Deferred income tax	990	1,190	1,894	(1,287)
Write off and disposal of assets, net	(537)	6,022	(141)	6,350
Estimated liability for tax, labor and civil claims	(1,683)	(14,651)	(5,580)	(8,342)
Non-cash compensation expense	-	-	-	112

Decrease (Increase) in assets	(106,538)	(4,819)	(129,890)	(27,631)
Accounts receivable	(301)	595	(10,875)	(6,029)
Income tax recoverable	(3,393)	(4,720)	(3,047)	(9,077)
Restricted cash	(103,453)	-	(103,453)	-
Prepaid expenses and other asstes	609	(694)	(12,515)	(12,525)
Increase (decrease) in liabilities	(4,443)	(3,005)	(8,218)	812
Accounts payable to suppliers and programmers	(1,961)	(20,870)	(4,082)	(16,580)
Income taxes payable	3,155	1,535	3,696	3,074
Sales taxes, accrued expenses and other liabilities	(5,364)	2,159	(4,949)	1,994
Payroll and related charges	(273)	14,171	(2,882)	12,324
Increase (decrease) in working capital	(110,981)	(7,824)	(138,108)	(26,819)

Cash flow from investing activities	(63,039)	(17,085)	(85,283)	(15,917)
Advances to related companies	-	(83)	-	-
Withdrawals of short-term investments	(45,197)	(8,836)	(42,363)	3,320
Acquistion of property and equipment	(20,098)	(16,219)	(49,033)	(30,996)
Proceeds from the sale of equipment	2,255	8,053	6,112	11,759

Cash flow from financing activities	112,882	(179)	77,077	(179)
Short term debt issuance	0	-	75,633	-
Short term debt repayment	0	(179)	(84,859)	(179)
Issuances of long term debt	200,571	-	200,571	-
Repayment of long term debt	(88,202)	-	(337,351)	-
Capital contributions	512	-	223,082	-

Effect of exchange rate changes on cash	214	9,129	5,385	3,928

Change in cash and cash equivalents	(29,257)	(3,558)	(39,749)	36,291

Cash and cash equivalents, end of the period	20,737	85,075	20,737	85,075

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.